

July 28, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Amplify ETF Trust
        Issuer CIK: 0001633061
        Issuer File Number: 333-207937/811-23108
        Form Type: 8-A12B
        Filing Date: July 28, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Amplify Fairlead
Tactical Bitcoin ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications